UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.° 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MATERIAL EVENT NOTICE

In attendance of the provisions of Law No. 6.404/76 and CVM Instruction No. 358/02, the administrators of Fibria Celulose S.A. (the “Company”) report to the market that, on this date, João Adalberto Elek Junior was appointed as Company’s Officer without specific designation, exercising the functions, as of this date, of Investor Relations, Control and Management of Risks and Finances of the Company, which functions in the interim were temporarily being exercised by the Company’s Chief Executive Officer, Carlos Augusto Lira Aguiar.

São Paulo, August 2, 2010.

Fibria Celulose S.A.
Carlos Augusto Lira Aguiar
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: August 2, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.